SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Joint Announcement dated December 15, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: December 16, 2005	By: (Sd.) Alexander Anthony Arena

	Name:	Alexander Anthony Arena
	Title:	Group Chief Financial Officer

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008)	SUNDAY Communications Limited (Incorporated in the Cayman Islands with limited liability) (Stock Code: 0866)

PCCW Mobile Holding No. 2 Limited
(Incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF
SUNDAY COMMUNICATIONS LIMITED
BY
PCCW MOBILE HOLDING NO. 2 LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW OF THE CAYMAN ISLANDS)
AT THE CANCELLATION PRICE OF HK$0.65 PER SCHEME SHARE

RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING
AND RESUMPTION OF TRADING

The Scheme was disapproved at the Court Meeting.

At the request of SUNDAY, trading in the Shares was suspended with effect from 9:30 a.m. on Thursday, 15th December, 2005, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Friday, 16th December, 2005.

INTRODUCTION

This announcement is made further to the Scheme Document dated 22nd November, 2005 sent by SUNDAY to the Scheme Shareholders in relation to the proposed privatisation of SUNDAY by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands. Terms defined in the Scheme Document have the same meanings when used in this announcement.

RESULTS OF THE COURT MEETING AND THE EGM

The results of the Court Meeting and the EGM both held on Thursday, 15th December, 2005 are as follows:

(i) Court Meeting

	Votes cast by the Independent Shareholders either in person or by proxy	Votes cast by the Independent Shareholders either in person or by proxy in favour of the Scheme	Votes cast by the Independent Shareholders either in person or by proxy against the Scheme

Number of Scheme Shares	381,679,700	316,041,400	65,638,300
represented		(Note 1)	(Notes 2 and 3)
Number of Independent	89	59	30
Shareholders

Notes:

1.	Such number represents approximately 82.8028% of the number of Scheme Shares held by the Independent Shareholders present and voting either in person or by proxy at the Court Meeting.

2.	Such number represents approximately 17.1972% of the number of Scheme Shares held by the Independent Shareholders present and voting either in person or by proxy at the Court Meeting.

3.	Such number represents approximately 10.6327% of the number of Scheme Shares held by the Independent Shareholders.

A total of 381,679,700 Scheme Shares (representing approximately 61.8281% of the Scheme Shares held by the Independent Shareholders) were voted either in person or by proxy at the Court Meeting. Of these, 59 Independent Shareholders, representing 316,041,400 Scheme Shares voted in favour of the Scheme (amounting to approximately 82.8028% of the Scheme Shares voted and approximately 51.1954% of the Scheme Shares held by the Independent Shareholders). The Scheme was therefore approved by a majority in number of the Scheme Shareholders present and voting in person or by proxy at the Court Meeting, representing not less than seventy-five percent in nominal value of the Shares of the Scheme Shareholders present and voting in person or by proxy at the Court Meeting.

However, Independent Shareholders representing 65,638,300 Scheme Shares voted against the Scheme (amounting to approximately 17.1972% of the Scheme Shares voted and approximately 10.6327% of the Scheme Shares held by the Independent Shareholders). Accordingly, the resolution to approve the Scheme was disapproved by the Independent Shareholders at the Court Meeting holding more than 10% in nominal value of all the Scheme Shares held by the Independent Shareholders.

Voting at the Court Meeting on the resolution to approve the Scheme was conducted by way of a poll, and Computershare Hong Kong Investor Services Limited, the branch share registrars of SUNDAY, was appointed to act as the scrutineer and to take charge of the vote-taking procedures.

Only those Scheme Shareholders who are also Independent Shareholders voted at the Court Meeting. Accordingly, PCCW Mobile and parties acting in concert with PCCW Mobile under the Takeovers Code did not vote at the Court Meeting. In addition, Ms. Kwok Yuen Man, Marisa, a Director of SUNDAY, who is interested in 4,000 Shares (representing approximately 0.0001% of the issued share capital of SUNDAY) also abstained from voting at the Court Meeting.

(ii) EGM

The EGM was also held on 15th December, 2005 to pass a special resolution to approve and give effect to the reduction of the authorized and issued share capital of SUNDAY by cancelling and extinguishing the Scheme Shares and, immediately thereafter, increasing the authorized share capital of SUNDAY to the amount prior to the cancellation of the Scheme Shares and applying the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full and issue to PCCW Mobile such number of new Shares as is equal to the number of Scheme Shares cancelled.

All Shareholders were eligible to vote at the EGM. As the Scheme was disapproved by Independent Shareholders at the Court Meeting holding more than 10% in nominal value of all the Scheme Shares held by the Independent Shareholders, the Chairman of the EGM did not put the proposed special resolution for implementing the Scheme to vote at the EGM and the EGM was adjourned sine die.

SUSPENSION OF TRADING

At the request of SUNDAY, trading in the Shares was suspended with effect from 9:30 a.m. on Thursday, 15th December, 2005, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Friday, 16th December, 2005.

PUBLIC FLOAT

As the Scheme was approved by a majority in number of the Scheme Shareholders present and voting in person or by proxy at the Court Meeting, representing not less than seventy-five percent in nominal value of the Shares of the Scheme Shareholders present and voting at in person or by proxy at the Court Meeting but disapproved by the Independent Shareholders at the Court Meeting holding more than 10% in nominal value of all the Scheme Shares held by Independent Shareholders, the proposed privatisation of SUNDAY will not proceed and the listing of the Shares on the Stock Exchange is and will be maintained. The ADSs will continue to be quoted on the NASDAQ National Market in the US.

As announced in the joint announcement of SUNDAY, PCCW Mobile and PCCW dated 9th November, 2005, SUNDAY was granted a waiver by the Stock Exchange under Rule 8.08(1)(c) of the Listing Rules from strict compliance with Rule 8.08(1)(a) of the Listing Rules for a further period from 9th November, 2005 up to the date of the withdrawal of the listing of the Shares of SUNDAY on the Stock Exchange following the Scheme having become effective. In the event that the proposed privatisation of SUNDAY will not proceed, the waiver will expire on the date which is one month after SUNDAY first becomes aware that the proposed privatisation of SUNDAY will not proceed (whether as a result of a failure to obtain the requisite approval of the Scheme Shareholders at the Court Meeting or otherwise). As the Scheme was disapproved at the Court Meeting and will not proceed, SUNDAY will take steps to restore sufficient public float of at least 25% of the Shares of SUNDAY as required under Rule 8.08 of the Listing Rules as soon as possible by no later than 15th January, 2006.

GENERAL

As at the Latest Practicable Date, the aggregate number of Shares held by PCCW Mobile and parties acting in concert with PCCW Mobile under the Takeovers Code was 2,372,672,256 Shares, representing approximately 79.35% of the total issued share capital of SUNDAY.

NOTICE TO US HOLDERS

This business combination is made for the securities of a foreign company. The Scheme is subject to disclosure requirements of Hong Kong that are different from those of the US. Any financial statements to be included in the Scheme document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for ADS holders to enforce their rights and any claim ADS holders may have arising under US federal securities laws, since PCCW and SUNDAY are located in Hong Kong and PCCW Mobile is located in the British Virgin Islands, and some or all of their respective officers and directors may be residents of Hong Kong or other foreign countries. ADS holders may not be able to sue any of PCCW, SUNDAY or PCCW Mobile or their officers or directors in Hong Kong or another foreign court for violations of US securities laws. It may be difficult to compel any of PCCW, SUNDAY, PCCW Mobile or their affiliates to subject themselves to a US court’s judgment.

ADS holders should be aware that SUNDAY may purchase securities otherwise than under the Scheme, such as in open market or privately negotiated purchases.

By Order of the Board PCCW Limited Alexander Anthony Arena Director	By Order of the Board SUNDAY Communications Limited Raymond Wai Man Mak Company Secretary

By Order of the Board
PCCW Mobile Holding No. 2 Limited
Winnie King Yan Siu Morrison
Director

Hong Kong, 15th December, 2005

As at the date of this announcement, the directors of PCCW are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man, Gary; Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Non-executive Director:
Hongqing Zheng

Independent Non-executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

As at the date of this announcement, the directors of PCCW Mobile are Winnie King Yan Siu Morrison and Lim Beng Jin.

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the SUNDAY Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the PCCW Group, the omission of which would make any statement in this announcement misleading.

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the PCCW Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the SUNDAY Group, the omission of which would make any statement in this announcement misleading.

The directors of PCCW Mobile jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the SUNDAY Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the PCCW Group, the omission of which would make any statement in this announcement misleading.